SUB ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of the shareholders of the Touchstone Strategic Trust Large Cap Core Equity Fund was held on October 8, 2010.  At the meeting, shareholders approved an Agreement and Plan of Reorganization providing for the transfer of all assets and liabilities of the Large Cap Core Equity Fund to the Touchstone Strategic Trust Growth Opportunities Fund and the subsequent liquidation of the Large Cap Core Equity Fund. The voting results of the meeting to approve the Agreement and Plan of Reorganization were as follows:

Shares voted
For:  3,045,776
Against:  22,222
Abstain:  699,621
Total:  3,767,619